NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JULY 2007 DISTRIBUTION

Calgary, Alberta – July 18, 2007 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today that its distribution to be paid on August 15, 2007 in respect of income received by PET for the month of July 2007, for Unitholders of record on July 31, 2007, will be $0.10 per Trust Unit.  The ex-distribution date is July 27, 2007.  The July 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.424 per Trust Unit.

PET’s business strategy targets sustainability with a capital program sufficient to maintain production levels and with the remaining cash flow available for distribution to Unitholders.  The Trust’s July distribution level has been adjusted to preserve sustainability and strengthen its balance sheet in light of recent precipitous declines in Canadian natural gas prices.

In recent weeks, North American natural gas storage inventories have trended significantly higher relative to historical averages and in particular have increased to levels equivalent to the historical relative highs reached in the summer of 2006. To date anticipated prolonged summer cooling demand in key gas consuming regions has failed to materialize and there also has not yet been significant tropical storm activity in the U.S. Gulf Coast region.  Consequently, U.S. spot NYMEX natural gas prices have fallen approximately 20 percent from near US$8.00 per MMBTU in February of 2007 to approximately US$6.40 per MMBTU currently.

In Canada the increase in the value of the Canadian dollar has further amplified the negative impact on gas prices. Since AECO spot gas prices peaked at Cdn$7.90 per GJ on February 8, 2007, the Canadian dollar has strengthened 12 percent relative to the U.S. dollar and as a result, AECO gas prices have declined much more than those in the U.S.; 33 percent to their current level of Cdn$5.27 per GJ.  As a result of the trend in gas storage inventories, weather and currency, PET remains cautious in its outlook with respect to near term natural gas prices.

PET continues to actively manage its risk management program. Financial and physical forward sales arrangements at AECO as at July 17, 2007 are as follows:

Type of contract	Volumes at AECO (GJ/d)	Price ($/GJ)	Current Forward Price ($/GJ)	Term
Physical	5,000	6.04		August – October 2007
Period total, net (1)	5,000	6.04	5.27	August– October 2007
Financial	32,500	7.61		November 2007 – March 2008
Period total, net (1)	32,500	7.61	6.95	November 2007 – March 2008
Financial	40,000	7.64		April – October 2008
Physical	5,000	7.45		April – October 2008
Period total, net (1)	45,000	7.62	6.79	April – October 2008
Financial	25,000	7.90		November 2008 – March 2009
Period total, net (1)	25,000	7.90	7.79	November 2008 – March 2009

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.

PET has realized gains totaling approximately $48 million to-date in 2007 on financial and physical forward sales contracts including the crystallization of forward positions. PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

Based on current natural gas prices, PET expects to maintain monthly distributions at the current level for the foreseeable future.  PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.